Exhibit 99.1

[Letterhead of British Columbia Ministry of Finance Corporate and Personal Property Registries]

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY

Of a Document filed with the Province of

British Columbia Registrar of Companies

/s/ Liz Mueller

Liz Mueller

June 14, 2005

This Notice of Articles was issued by the Registrar on:    June 14, 2005 09:13 AM Pacific Time

Incorporation Number:                 BC0583856

Recognition Date:           Incorporated on April 21, 1979

NOTICE OF ARTICLES

Name of Company:

EUROZINC MINING CORPORATION

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REGISTERED OFFICE INFORMATION

Mailing Address:                                                                Delivery Address:

SUITE 2300 FOUR BENTALL CENTRE                        SUITE 2300 FOUR BENTALL CENTRE

1055 DUNSMUIR ST                                                        1055 DUNSMUIR ST

PO BOX 49122                                                                   PO BOX 49122

VANCOUVER BC V7X 1J1                                             VANCOUVER BC V7X 1J1

________________________________________________________________________

RECORDS OFFICE INFORMATION

Mailing Address:                                                                Delivery Address:

SUITE 2300 FOUR BENTALL CENTRE                        SUITE 2300 FOUR BENTALL CENTRE

1055 DUNSMUIR ST                                                        1055 DUNSMUIR ST

PO BOX 49122                                                                   PO BOX 49122

VANCOUVER BC V7X 1J1                                             VANCOUVER BC V7X 1J1

________________________________________________________________________

DIRECTOR INFORMATION

Last Name, First Name Middle Name:

MASCALL, GRAHAM

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Last Name, First Name Middle Name:

JACKSON, ALVIN WILLIAM

________________________________________________________________________

Last Name, First Name Middle Name:

GREIG, JOHN ANGUS

________________________________________________________________________

Last Name, First Name Middle Name:

FLETCHER, J. EDWARD (TED)

________________________________________________________________________

Last Name, First Name Middle Name:

BUE, CHRISTIAN

________________________________________________________________________

Last Name, First Name Middle Name:

MULLEN, DAVID FREDERICK

________________________________________________________________________

Last Name, First Name Middle Name:

SHANAHAN, JOHN G.

________________________________________________________________________

Last Name, First Name Middle Name:

BENNETT, RYAN T. (formerly BENNETT, RYAN J.)

________________________________________________________________________

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE_____________________________________

1.  1,000,000,000                 Common Shares                  Without Par Value

Without Special Rights or

                                                                                                    Restrictions attached